Stephen A. Marsh (President) Mr. Marsh, our Co-Founder, has served as President of Airing since 2015. He is an avid, largely self-taught inventor/entrepreneur who has since 1980 founded six companies and been granted patents on a diverse range of technologies. From 2006 to the present, he has served as the co-founder, director, president and chief technical officer of Airing's parent, Encite LLC. From 1999 to 2006, he was the co-founder, director and at various times chairman, president, CEO and chief technical officer of Encite's predecessor, IFCT. Encite purchased the assets of IFCT at a Chapter 11 bankruptcy sale/auction in 2006. From 1980 to 1999, Mr. Marsh was the President and Founder of Tao-Tech, Inc., a product development and engineering service company whose customers/clients included AT&T, Avnet, Cabletron Systems, Controlonics, Digital Equipment Company, General Scanning / DuPont Medical Imaging Systems, Interlan, Kurzweil Applied Intelligence, LSI Logic, National Institutes of Health and Savant Instruments. Other companies founded by Mr. Marsh include Cobeac (still video over telephone consumer product company), ITR (digital voice storage consumer product company) and LyricsReview.com (music and entertainment web site internet business). In addition to the patents on our fuel cell technology, his patented inventions included health care products, a bottled water disinfecting device, a "smart shoe" force sensing garment technology and a "point and click" cursor movement technology.

Education: Course work at Boston School of Electronic Music; Lowell Institute School at MIT; Cambridge Center for Adult Education (MA); and Northeastern University.